UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ/ME 02.558.157/0001-62 - NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (B3: VIVT3; NYSE: VIV) (“Company”), headquartered in the City of São Paulo, State of São Paulo, at Avenida Engenheiro Luis Carlos Berrini, 1376, 32nd floor, Cidade Monções, CEP 04571-936, in the form and for the purpose of article 157, paragraph 4, of Law No. 6,404, of December 15, 1976, as amended, and of the provisions of the Comissão de Valores Mobiliários (“CVM”) Resolution No. 44, of August 23, 2021, hereby informs its shareholders and the market in general that it is analyzing the possibility of conducting a public offering of unsecured debentures, not convertible into shares, issued by the Company (“Debentures”), in Brazil, with restricted placement efforts, pursuant to CVM Instruction No. 476, of January 16, 2009, as amended (“Potential Operation”). The indicative volume of the Potential Operation is up to R$3.5 billion, and the final conditions will depend on the time and market circumstances in which the Debentures are issued.

The Potential Operation, like any transaction of this type, is subject, among other factors, to political and market conditions and to obtaining the necessary approvals. To date, no institution was formally employed to coordinate this offer.

If executed under the conditions currently analyzed, the Potential Operation may allow for the optimization of the Company’s indebtedness profile, in line with its planning.

This Material Fact is for information purposes only and should not be interpreted as an investment recommendation or public offering announcement of any securities issued by the Company.

The Company reiterates its commitment to maintain its shareholders and the market in general informed, in accordance with the best corporate governance practices and the applicable legislation and regulations, regarding relevant developments related to the execution of the Potential Operation and about other material facts through its usual information disclosure channels: CVM (www.cvm.gov.br), B3 S.A. – Brasil Bolsa Balcão (www.b3.com.br) and the Company’s (www.ri.telefonica.com.br) websites.

São Paulo, May 13, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 13, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director